Mail Stop 3561

March 13, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Hanlin Chen, Chief Executive Officer
China Automotive Systems, Inc.
No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City Hubei Province, China 434000

> **Re:** **China Automotive Systems, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 000-33123**

Dear Mr. Chen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief